Exhibit 22.1

Name of Subsidiary	Jurisdiction
Terra Bella Technologies Inc.	Delaware
Planet Labs Netherlands BV	The Netherlands
Planet Labs Canada ULC	Canada
Planet Labs Geomatics Corp.	Canada
Blackbridge Sarl	Luxembourg
Planet Labs Germany GmbH	Germany
PL Foreign Holdco, Inc.	Delaware
Planet Labs Federal, Inc.	Delaware
Planet Labs Singapore Pte. Ltd.	Singapore
VanderSat B.V.	The Netherlands